Descartes Acquires Routing International

Adds Leading European Optimized Route Planning Solution to Mobile Resource Management (MRM) 2.0 Solution Suite

WATERLOO, Ontario – June 16, 2010 - Descartes Systems Group, a federated global logistics network, acquired privately-held Belgian-based Routing International nv, a leading developer and distributor of optimized route planning solutions. Routing International’s solutions join Descartes’ MRM 2.0 solution suite, which combine optimized real-time planning with wireless mobile technology to manage resources in motion.

“Descartes is a world-class leader in MRM 2.0 solutions. The addition of Routing International’s solutions and customers expands Descartes’ MRM 2.0 size, reach and scope in Europe,” said Daniel Verougstraete, Vice President, MRM EMEA at Descartes (former CEO of Routing International). “Combined, we have an end-to-end product footprint and local operations to service small to large enterprises in Europe.”

Since 1990, Routing International has specialized in optimized route planning for distribution-intensive organizations. The company’s flagship solution suite, WinRoute, and dedicated consultants help enterprises of all sizes and across industries to optimize distribution planning to improve the productivity and performance of their operations. Routing International’s solutions enhance Descartes’ MRM 2.0 suite of solutions in the areas of advanced routing algorithms, advanced geocoding, historical traffic support and complex moveable and multi-compartment routing for food service and fuel industries. Routing International’s pan-European customer base adds more than 200 members to Descartes’ federated Global Logistics Network (GLN).

MRM 2.0 is part of Descartes’ Resources in Motion Management Systems (RiMMS) initiative which recognizes the convergence of route planning and MRM technologies into a unified solution and market. MRM 2.0 leverages the power of real-time planning and wireless mobile technology designed to work as one. WinRoute becomes an integral part of Descartes MRM 2.0 solution suite, and is now available to all Descartes customers.

“Routing International and WinRoute are aligned with Descartes’ culture of serving customers,” said Art Mesher, CEO of Descartes. “Like Descartes, Routing International’s success is built on making customers successful using leading technology solutions. We look forward to helping Routing International’s customers and partners achieve superior results using our MRM 2.0 solutions and federated GLN.”

Routing International is headquartered in Brussels, Belgium, with offices in the Netherlands, France, Luxembourg, and Spain, and has approximately 22 employees. To complete the acquisition, net of cash received, Descartes paid approximately EUR 3.3 million  (approximately US $4.1 million at June 16, 2010) and incurred certain transaction expenses.

About Routing International
For more information about Routing International visit www.routing-international.com.

About Descartes
Descartes (TSX: DSG) (NASDAQ: DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business application networks. Descartes’ logistics management solutions provide messaging services between logistics trading partners, shipment management services to help manage third party carriers, global customs filing and compliance services to meet regulatory requirements and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.  Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies.  The company has more than 600 employees and is based in Waterloo, Ontario, with operations in Amsterdam, Atlanta, Copenhagen, Eindhoven, Gent, Lier, Namestovo, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, Toronto, Windsor and Zilina. For more information, visit www.descartes.com.

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For more information contact:

Nicole German
Descartes Systems Group
1-416-741-2838 ext. 298
ngerman@descartes.com

Safe Harbour
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes’ solution offering and potential benefits derived therefrom; the impact of acquisitions on Descartes’ business and solution sets and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to integrate Routing International into Descartes’ existing business, Descartes’ ability to retain key customers and employees as part of the integration, changes in regulations driving customer use of Routing International’s products and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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